The Empire District Electric Company

602 S. Joplin Avenue

Joplin, Missouri 64801

January 16, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Jason Weidberg, Office of Structured Finance

Benjamin Meeks, Office of Structured Finance

Re:              The Empire District Electric Company

Empire District Bondco, LLC

Registration Statement on Form SF-1

File Nos. 333-274815 and 333-274815-01

Dear Mr. Weidberg and Mr. Meeks:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Empire District Electric Company and Empire District Bondco, LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on January 18, 2024 at 9:00 a.m. E.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. or Adam R. O’Brian of Hunton Andrews Kurth LLP at (212) 309-1071 or (212) 309-1043, respectively, or mfitzpatrick@huntonak.com or aobrian@huntonak.com, respectively, as soon as the registration statement has been declared effective.

Very truly yours,

The Empire District Electric Company

By:	/s/ Kevin Noblet
Name:	Kevin Noblet
Title:	President

By:	/s/ Jennifer Shewmake
Name:	Jennifer Shewmake
Title:	Treasurer and Secretary

cc:           Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP

Adam R. O’Brian, Hunton Andrews Kurth LLP